ITEM 77 EXHIBITS FOR RIVERSOURCE STRATEGY SERIES, INC.

EXHIBIT 77H

For RiverSource Partners Small Cap Growth Fund:
During the twelve-month period ended RiverSource Partners Small Cap Growth Fund, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.